SECOND AMENDMENT TO ADMINISTRATIVE AGREEMENT

This Second Amendment (“Amendment”) dated June 1, 2025 is made to the Administrative Agreement dated June 1, 2016, as amended (the “Agreement”), between RUSSELL INVESTMENT FUNDS, a Massachusetts business trust (the “Trust”), and RUSSELL INVESTMENTS FUND SERVICES, LLC, a Washington limited liability company (the “Administrator”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, the Trust and the Administrator desire to restate Exhibit A of the Agreement to reflect name changes for certain Funds.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree to amend the Agreement, pursuant to the terms thereof, as follows:

1.	Exhibit A to the Agreement is hereby amended and restated in its entirety as set forth on Exhibit A attached hereto.

2.	Except as expressly amended by this Amendment, the provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, each of the parties hereto has caused this Second Amendment to the Administrative Agreement to be executed in its name and behalf by its duly authorized representative as of the date first written above.

RUSSELL INVESTMENT FUNDS		RUSSELL INVESTMENTS FUND SERVICES, LLC

By:	/s/Vernon Barback	By:	/s/Kari Seabrands

Name:	Vernon Barback	Name:	Kari Seabrands

Title:	President and Chief Executive Officer	Title:	President

Amendment No. 2 – RIF Administrative Agreement

Exhibit A

Non-Funds of Funds

As consideration for the Administrator’s services to the Sub-Trusts listed below (as amended from time to time) (the “Non-Funds of Funds”), the Administrator shall receive from each of those Sub-Trusts an annual administration fee, accrued daily at the rate of 1/365th of the applicable administration fee on each day and payable monthly. The applicable administration fee will be based upon total average daily net assets of those Funds listed below (not individual Sub-Trust daily net assets), whereby each tier of such average daily net assets has a different basis point fee as set forth below (as amended from time to time).

Sub-Trusts (Non-Funds of Funds)	Russell Investment Funds (Non-Funds of Funds) Tiers of Average Daily Net Assets (in billions of USD)	Fee in Basis Points
U.S. Strategic Equity Fund	First $17.5 ($0 to $17.5) Next $10 (>$17.5 to $27.5) Next $10 (>$27.5 to $37.5) Next $12.5 (>$37.5 to $50) Greater than $50	5.00 4.75 4.50 4.25 4.00
U.S. Small Cap Equity Fund
International Developed Markets Fund
Strategic Bond Fund
Global Real Estate Securities Fund

Amendment No. 2 – RIF Administrative Agreement

Variable Target Portfolio Series

As consideration for the Administrator’s services to the Sub-Trusts listed below (as amended from time to time) (the “Variable Target Portfolio Series”), the Administrator shall receive from each of those Sub-Trusts an annual administration fee, accrued daily at the rate of 1/365th of the applicable administration fee on each day and payable monthly. The applicable administration fee will be based upon total average daily net assets of those Funds listed below (not individual Sub-Trust daily net assets), whereby each tier of such average daily net assets has a different basis point fee as set forth below (as amended from time to time).

Sub-Trusts (Variable Target Portfolio Series)	Russell Investment Funds Variable Target Portfolio Series Tiers of Average Daily Net Assets (in billions of USD)	Fee in Basis Points
Moderate Strategy	First $10 ($0 to $10) Next $10 (>$10 to $20) Next $10 (>$20 to $30) Greater than $30	4.25 3.75 3.50 3.00
Balanced Strategy
Aggressive Strategy
Equity Aggressive Strategy

Amendment No. 2 – RIF Administrative Agreement